Exhibit 99.1
Xos, Inc. Reports Fourth Quarter 2021 and Fiscal Year 2021
Financial Results
LOS ANGELES, CA – March 28, 2022 – Xos, Inc. (NASDAQ: XOS), a leading manufacturer of fully electric Class 5 to Class 8 commercial vehicles, today reported its fourth quarter and full year 2021 financial results.
Key Financial and Business Highlights:
•Fourth quarter 2021 revenue was $3.3 million and $5.0 million for the full year ended December 31, 2021.
•Fourth quarter 2021 net income was $11.4 million and operating loss was $25.5 million, Non-GAAP operating loss for the quarter was $23.8 million.
•Deliveries to name brand customers, including UniFirst, FedEx Ground Operators, Thompson Truck Centers and Murphy-Hoffman Company, LLC ("MHC"), during fourth quarter 2021 and year-to-date 2022.
•Expanded distribution network through agreements with MHC and Yancey Bros. Co. (“Yancey”) during Q4 2021 and year-to-date 2022.
•Strengthened leadership team with addition of several industry veterans, including Scott Zion as Head of Engineering, Mike Chaffins as Vice President of Supply Chain, and Steve Ivsan as Head of Program Management.
•Cash and equivalents and investments of $168.7 million, including restricted cash of $3.0 million.
•Delivered 32 units to customers in Q4 2021, and 44 units for full-year 2021.
“We continue to make significant progress in all aspects of our business. We ramped production of our zero-emission vehicles and powertrains despite the continued global supply and logistics chain disruptions, brought to market innovative products, including our Lyra Battery series, and delivered for our customers across several high-growth, last-mile markets,” said Dakota Semler, Xos’ Chief Executive Officer.
“We remain one of the few companies to offer purpose-built fully electric mobility solutions tailored for the medium-duty commercial market with products in customers hands and on the road today. With the addition of our automated battery production line and further expansions planned in 2022, and as we continue to work through supply chain disruptions, we expect our manufacturing production rate to continue to accelerate. The caliber and depth of our committed team remains a key strength.”
Fourth Quarter 2021 Milestones and Accomplishments
Agreements with key customers and distributors participating in high-growth, last-mile markets, including:

•Multi-million-dollar truck order with Route Consultant, a premium broker for FedEx Ground contractors, to deliver 40 last-mile delivery vehicles in 2022.
•Strategic partnership with Yancey, the nation’s oldest Caterpillar dealer, to distribute Xos vehicles across the state of Georgia. The strategic partnership with Yancey allows Xos to leverage Yancey’s existing infrastructure and facilities, including dedicated truck service centers across the state of Georgia, and expands Xos’ robust dealership network.
•Strategic partnership with Merchants Fleet, the nation’s fastest growing fleet management company, to grow their EV portfolio for last mile delivery. Xos expects to deliver the first 10 step vans to Merchants Fleet in 2022.
•Purchase order with Southern Glazer’s Wine & Spirits to deliver 10 first-of-their-kind electric delivery trucks. This is the first major incorporation of EVs into Southern Glazer’s fleet, following the success of a recent pilot program with Xos.

4173004
100%
EV
MHC
Truck Leasing
100%
ELECTRIC
VEHICLE

UniFirst
UniFirst
UNIFORMS
SERVICES
SOLUTIONS
208051
208050

Recent Business Updates
•Strategic dealership agreement with MHC - one of the largest dealership networks - to establish sales and service support for vehicles across six states.
•Delivered three vehicles to UniFirst Corporation in Southern California. This delivery was part of an initial rollout of vehicles purchased by the workwear and textile service company. Additional deliveries are expected to occur to UniFirst’s Massachusetts locations in 2022.
•Deliveries to FedEx Ground Operators, with additional deliveries expected in the first half of 2022.
•In March 2022 Xos executed a $125 Million Standby Equity Purchase Agreement (the “Yorkville Agreement”) with an affiliate of Yorkville Advisors Global, LP (the “Yorkville Fund”) - which at Xos’ sole discretion - provides Xos the right to issue and sell to the

Yorkville Fund up to $125 million of Xos’ common stock, subject to certain terms and conditions.
Made several key hires, bolstering the Company’s manufacturing and supply chain expertise, including:
•Scott Zion, as Xos’ Head of Engineering. Mr. Zion brings decades of engineering for manufacturing leading automotive manufacturers such as Hino, Navistar, and Ford.
•Mike Chaffins, as Xos’ Vice President of Supply Chain. Mr. Chaffins has 30 years of automotive supply chain experience, including at Nikola, Toyota, Mercedes-Benz, and Nissan.
•Steve Ivsan, as Xos’ Head of Program Management. Mr. Ivsan has nearly three decades of automotive experience at both legacy automakers, such as Chrysler and Continental Automotive, and electric vehicle companies, such as Tesla, Byton, Rivian and Outrider.
•Xos also welcomed Anousheh Ansari and Alice K. Jackson to its board of directors in December 2021, bringing valuable experience in energy infrastructure and innovative technologies. Ms. Ansari is Chief Executive Officer of XPRIZE Foundation, Inc. and co-founded Prodea Systems, Inc., which provides services and applications for in-home smart devices, networked appliances, and mobile lifestyle devices, and Telecom Technologies, Inc., which developed software for intelligent systems for the telecommunications market. She serves as director of Jabil Inc., and as chair of the board of directors of Sceye Inc. Ms. Jackson serves as President of the Colorado service area at Xcel Energy Inc., a major U.S. electricity and natural gas company. Ms. Jackson is also Chair of the board of the Smart Electric Power Alliance.
Financial Highlights and Business Outlook for First Quarter of 2022
Kingsley Afemikhe, Xos’ Chief Financial Officer, commented: “We closed out the year with expansion in vehicle deliveries above our outlook for the fourth quarter, despite dealing with the continued supply chain disruption leading to increased material and logistics costs. As we scale battery and vehicle manufacturing and continue to work through supply chain disruptions, we expect to continue to deliver sequential quarterly growth in revenue and deliveries in 2022. Net cash used in operating activities and cash paid for capital expenditures totaled $37.3 million”.
He continued “Our existing cash reserves are sufficient for us to scale manufacturing, invest in R&D and build working capital. The $125 million Standby Equity Purchase Agreement we have signed with an affiliate of Yorkville Advisors Global provides increased financial flexibility. Any funding activity under this facility will be undertaken systematically and opportunistically as market conditions warrant and as we progress through 2022 and prepare for further growth-related cash requirements in 2023 and beyond.”
First Quarter 2022 Outlook
For the first quarter of 2022, the Company provides the following outlook:
•Deliveries to be in the range of 40 to 50 units,
•Revenues to be in the range of $4.5 to $6.3 million, and
•Non-GAAP operating loss in the range of $20 to $25 million.

The outlook provided above is based on management beliefs and expectations as of the date of this press release. This outlook assumes that no business acquisitions, investments, restructurings, or legal settlements are concluded in the quarter. The results are based on assumptions that are believed to be reasonable as of this date, but may be materially affected by many factors, as discussed below in “Forward-Looking Statements.” Actual results may vary from the outlook above and the variations may be material. The Company undertakes no intent or obligation to publicly update or revise any of these projections, whether as a result of new information, future events or otherwise, except as required by law.
Webcast Information
Company management will host a webcast and conference call on Monday, March 28, 2022, at 5:00 p.m. Eastern Time (2:00 p.m. Pacific Time), to discuss the Company's financial results.
Interested investors and other parties can listen to a webcast of the live conference call and access the Company’s third quarter update presentation by logging onto the Investor Relations section of the Company's website at https://investors.xostrucks.com/.

Xos, Inc. and Subsidiaries
Condensed Consolidated Balance Sheets

(in thousands, except for par value)	December 31, 2021 (Unaudited)	December 31, 2020
Assets
Cash and cash equivalents	$16,142	$10,359
Restricted Cash	3,034	—
Accounts receivable, net	3,353	408
Marketable debt securities, available-for-sale — short-term	94,696	—
Inventories, net	30,883	1,867
Prepaid expenses and other current assets	17,850	56
Total current assets	165,958	12,690
Property and equipment, net	7,426	1,084
Marketable debt securities, available-for-sale — long-term	54,816	—
Other assets	506	—
Total assets	$228,706	$13,774

Liabilities, Legacy Xos preferred stock, and stockholders' equity (deficit)
Accounts payable	$10,122	$1,168
Current portion of equipment loans payable	482	142
Current portion of convertible notes payable	—	18,360
Current portion of derivative liability	—	6,394
Current portion of SAFEs note payable	—	30
Legacy Xos preferred stock warrant liability	—	1,707
Other current liabilities	5,379	5,142
Total current liabilities	15,983	32,943
Equipment loans payable, net of current portion	1,594	166
Earn-out interest liability	29,240	—
Common stock warrant liability	7,496	—
Total liabilities	54,313	33,109
Commitments and contingencies
Legacy Xos preferred stock – $0.0001 par value Series A – 27,041 shares authorized; 0 and 2,762 shares issued and outstanding at December 31, 2021 and 2020, respectively	—	7,862
Stockholders’ equity (deficit)
Common Stock $0.0001 par value, authorized 1,000,000 shares, 163,137 and 72,277 shares issued and outstanding at December 31, 2021 and 2020, respectively	16	7
Preferred Stock $0.0001 par value, authorized 10,000 shares, 0 shares issued and outstanding at December 31, 2021 and 2020, respectively	—	—
Additional paid in capital	178,851	290
Accumulated deficit	(4,093)	(27,494)
Accumulated other comprehensive loss	(381)	—
Total stockholders’ equity (deficit)	174,393	(27,197)
Total liabilities, Legacy Xos preferred stock and stockholders’ equity (deficit)	$228,706	$13,774

Xos, Inc. and Subsidiaries
Condensed Consolidated Statements of Operations
(Unaudited)

	Three Months Ended December 31		Year Ended December 31
(in thousands , except per share amounts)	2021	2020	2021	2020
Revenues	$3,302	$943	$5,048	$2,641
Cost of goods sold	5,735	702	7,410	2,341
Gross margin	(2,433)	241	(2,362)	300

Operating expenses
General and administrative	8,462	831	27,197	3,609
Research and development	13,210	3,017	20,077	7,015
Sales and marketing	1,346	1,406	3,519	1,548
Total operating expenses	23,018	5,254	50,793	12,172
Loss from operations	(25,451)	(5,013)	(53,155)	(11,872)

Other income (expense), net	121	(1,103)	38	(3,285)
Change in fair value of derivative instruments	12,468	(1,510)	18,498	(1,510)
Change in fair value of earn-out interests liability	24,303	—	72,505	—
Write off of subscription receivable	—	—	(379)	—
Realized loss on debt extinguishment	—	—	(14,104)	—
Income (loss) before provision for income taxes	11,441	(7,626)	23,403	(16,667)
Provision for income taxes	2	—	2	—
Net income (loss)	$11,439	$(7,626)	$23,401	$(16,667)

Other comprehensive income (loss)
Marketable debt securities, available-for-sale
Change in net unrealized losses, net of tax of $0, for the year ended December 31, 2021	(381)	—	(381)	—
Total comprehensive income (loss)	$11,058	$(7,626)	$23,020	$(16,667)

Net income (loss) per share
Basic	$0.07	$(0.11)	$0.22	$(0.23)
Diluted	$0.07	$(0.11)	$0.22	$(0.23)
Weighted average shares outstanding
Basic	162,991	72,277	105,568	72,027
Diluted	164,947	72,277	107,786	72,027

Non-GAAP Financial Measures
The financial information in this press release has been presented in accordance with United States generally accepted accounting principles (“GAAP”) as well as on a non-GAAP basis to supplement Xos’ consolidated financial results. Xos’ non-GAAP financial measures include Operating Cash Flow less CapEx (Free Cash Flow), Non-GAAP Operating Loss and Adjusted EBITDA which are defined below.
“Operating Cash Flow less CapEx (Free Cash Flow)” is defined as net cash used in operating activities minus purchase of property and equipment.
“Non-GAAP Operating Loss” is defined as operating loss adjusted for stock-based compensation.
“Adjusted EBITDA” is defined as net loss before other non-operating expense or income, income tax expense or benefit, and depreciation and amortization, adjusted for stock-based compensation and other non-recurring items determined by management.
Xos believes that the use of Operating Cash Flow less CapEx (Free Cash Flow), Non-GAAP Operating Loss and Adjusted EBITDA reflects additional means of evaluating Xos’ ongoing operating results and trends. The presentation of these measures should not be construed as an inference that Xos’ future results will be unaffected by unusual or non-recurring items. It is important to note Xos’ computation of Operating Cash Flow less CapEx (Free Cash Flow), Non-GAAP Operating Loss and Adjusted EBITDA may not be comparable to other similarly titled measures computed by other companies, because not all companies may calculate Operating Cash Flow less CapEx (Free Cash Flow), Non-GAAP Operating Loss and Adjusted EBITDA in the same fashion. Non-GAAP information is not prepared under a comprehensive set of accounting rules and therefore, should only be read in conjunction with financial information reported under GAAP when understanding Xos’ operating performance. A reconciliation between historical GAAP and non-GAAP financial information is provided in this press release.
This release includes forward-looking outlook for Non-GAAP Operating Loss. The Company is not able to provide, without unreasonable effort, a reconciliation of the outlook for Non-GAAP Operating Loss because the Company does not currently have sufficient data to accurately estimate the variables and individual adjustments included in the most directly comparable GAAP measure that would be necessary for such reconciliations, including (a) stock-based compensation, (b) total operating expenses and (c) other nonrecurring expenses that cannot reasonably be estimated in advance. These adjustments are inherently variable and uncertain and depend on various factors that are beyond Xos’ control and as a result Xos is also unable to predict their probable significance. Therefore, because management cannot estimate on a forward-looking basis without unreasonable effort the impact these variables and individual adjustments will have on its reported results in accordance with GAAP, it is unable to provide a reconciliation of the non-GAAP measures included in its outlook for the first quarter of 2022.

Reconciliation of Operating Cash Flow less CapEx (Free Cash Flow), Non-GAAP Operating Loss and Adjusted EBITDA
Operating Cash Flow less CapEx (Free Cash Flow):

	Three Months Ended December 31		Year Ended December 31
(in thousands)	2021	2020	2021	2020
Net cash used in operating activities	$(35,760)	$(2,489)	$(88,895)	$(12,338)
Purchases of property and equipment	(1,572)	20	(4,915)	(407)
Free-Cash Flow	$(37,332)	$(2,469)	$(93,810)	$(12,745)

Non-GAAP Operating Loss:

	Three Months Ended December 31		Year Ended December 31
(in thousands)	2021	2020	2021	2020
Loss from operations	$(25,451)	$(5,013)	$(53,155)	$(11,872)
Stock-based compensation	1,653	5	1,658	12
Non-GAAP Operating Loss	$(23,798)	$(5,008)	$(51,497)	$(11,860)

Adjusted EBITDA:

	Three Months Ended December 31		Year Ended December 31
(in thousands)	2021	2020	2021	2020
Net Income (loss)	$11,439	$(7,626)	$23,401	$(16,667)
Other income (expense), net	(121)	1,103	(38)	3,285
Depreciation	108	82	736	296
EBITDA	$11,426	$(6,441)	$24,099	$(13,086)
Change in fair value of derivatives	(12,468)	1,510	(18,498)	1,510
Change in fair value of earn-out shares liability	(24,303)	—	(72,505)	—
Stock based compensation	1,653	5	1,658	12
Adjusted EBITDA	$(23,692)	$(4,926)	$(65,246)	$(11,564)

About Xos, Inc.
Xos is a leading original equipment manufacturer of Class 5 through Class 8 commercial electric vehicles and powertrains and provides charging infrastructure and fleet management software for fleets. The company’s primary focus is on medium- and heavy-duty commercial vehicles that travel on last-mile, back-to-base routes of 200 miles or less per day. The company leverages its proprietary technologies to provide commercial fleets with zero-emission vehicles that are easier to maintain and more cost-efficient on a total cost of ownership (TCO) basis than their internal combustion engine counterparts. For more information, please visit www.xostrucks.com.
Cautionary Statement Regarding Forward-Looking Statements
This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements regarding projected financial and performance information for the first quarter of 2022 and sequential quarterly growth during 2022, expectations and timing related to manufacturing quality and production yields, sufficiency of existing cash reserves, customer acquisition and order metrics, and Xos, Inc.’s (“Xos”) long-term strategy and future growth. These forward-looking statements may be identified by the words “believe,” “plan,” “project,” “potential,” “seem,” “seek,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “target,” “opportunity,” “plan,” “may,” “could,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions and any other statements that predict or indicate future events or trends or that are not statements of historical matters, although not all forward-looking statements contain such identifying words. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) Xos’ ability to implement business plans, forecasts, and other expectations, and identify and realize additional opportunities, (ii) Xos’ limited operating history, (iii) cost increases and delays in production due to supply chain shortages in the components needed for the production of Xos’ vehicle chassis and battery system, (iv) Xos’ ability to meet production milestones and fulfill backlog orders, (v) changes in the industries in which Xos operates, (vi) variations in operating performance across competitors, (vii) changes in laws and regulations affecting Xos’ business, (viii) Xos’ ability to implement its business plan or meet or exceed its financial projections (ix) Xos’ ability to retain key personnel and hire additional personnel, particularly in light of current and potential labor shortages, (x) the risk of downturns and a changing regulatory landscape in the highly competitive electric vehicle industry and (xi) the outcome of any legal proceedings that may be instituted against Xos. All forward-looking statements included in this press release are expressly qualified in their entirety by, and you should carefully consider, the foregoing factors and the other risks and uncertainties described under the heading “Risk Factors” included in Xos’ Quarterly Report on Form 10-Q for the quarter ended September 30, 2021 filed with the Securities and Exchange Commission (the “SEC”) on November 12, 2021, Xos’ Annual Report on Form 10-K for the year ended December 31, 2021 to be filed with the SEC and Xos’ other filings with the SEC, copies of which may be obtained by visiting Xos’ Investors Relations website at https://investors.xostrucks.com/ or the SEC's website at www.sec.gov. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Xos assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Xos does not give any assurance that it will achieve its expectations.
Contacts
Xos Investor Relations
investors@xostrucks.com
Xos Media Relations
press@xostrucks.com